1401 Lawrence Street, Suite 2300, Denver, CO 80202 · (303) 572-9300

July 17, 2023	Scott A. Berdan (303) 583-8235 sberdan@polsinelli.com

VIA EDGAR

Mr. Joshua Gorsky

Ms. Suzanne Hayes

Ms. Julie Sherman

Mr. Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vitro Biopharma, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed on June 29, 2023
File No. 333-267366

Ladies and Gentlemen:

On behalf of our client, Vitro Biopharma, Inc., a Nevada corporation (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission regarding the above-captioned amendment to the registration statement on Form S-1 (as amended, the “Registration Statement”). In connection with this letter, the Company is today filing with the Commission Amendment No. 5 to the Registration Statement (the “Amendment”) via EDGAR.

For your convenience, each of the Staff’s comments included in its letter to the Company regarding the Amendment No. 4 to Registration Statement on Form S-1 filed on June 29, 2023 (“Amendment No. 4”) is reprinted below in italics (in each case below an appropriate bold and underlined letter identifying caption), and is followed by the Company’s response.

Amendment No. 4 to Registration Statement on Form S-1, filed June 29, 2023

Reverse Stock Split, page iv

1.	We note that on June 23, 2023, your Board of Directors approved a reverse split of your issued and outstanding common stock at a ratio of 1 share for 26 shares and a reduction of the number of shares of your authorized common stock by the same ratio, which you anticipate will become effective on or about June 30, 2023, prior to the closing of your offering. Please revise to reflect the reverse split in your historical financial information in accordance with SAB Topic 4:C, or tell us why you believe this guidance does not apply in your case.

polsinelli.com

Atlanta Boston Chicago Dallas Denver Houston Kansas City Los Angeles Miami Nashville New York Phoenix St. Louis San Francisco Seattle Silicon Valley Washington, D.C. Wilmington

Polsinelli PC, Polsinelli LLP in California

Securities and Exchange Commission

July 17, 2023

RESPONSE: The Company respectfully advises the Staff that its 1-for-26 reverse stock split (the “Reverse Stock Split”) of its authorized and issued and outstanding shares of common stock became effective on July 6, 2023 upon acceptance of the Company’s filing of a Certificate of Change with the Secretary of State of the State of Nevada, which date was subsequent to the filing date of Amendment No. 4. Because the Reverse Stock Split has now been effected, the Company has complied with this Staff comment by revising the Company’s historical financial information included in the Amendment for the Reverse Stock Split in accordance with SAB Topic 4:C.

Risk Factors, page 14

2.	Please address the following regarding your stock compensation disclosures in general as well as your disclosure on page 50 that “it was recently discovered that three 2022 stock option grants were inadvertently incorrectly documented and initially recorded by us with an exercise price per share below what then may have been determined to be the estimated fair market value of the underlying shares of common stock (the exercise prices have since been increased and properly recorded without any material impact on our financial statements), which would have violated the terms of the 2022 Plan and the Board’s authorization for such grants.”

●	Tell us why your response to comment nine from our letter to the Company dated October 6, 2022 and the Recent Sales of Unregistered Securities section on page 172 do not address the modifications made to these option grants.
●	Tell us the nature of the modification and how it was accounted for, including quantification of the amounts involved.
●	Tell us the date the documentation issues were identified.
●	Revise your discussion of relative fair values used in valuing your common stock for stock compensation purposes on page 78 to provide quantification of the amounts involved, including the per share valuations used as well as the amount of compensation expense recorded during the periods presented.

RESPONSE: The Company respectfully advises the Staff that it identified the documentation issues concerning the three stock option grants on June 14, 2023. The Company granted two of the stock option awards in March 2022 and one in July 2022 (collectively, the “2022 Option Awards”), and all three of the 2022 Option Awards had been inadvertently incorrectly documented and initially recorded by the Company with an exercise price of $13.00 per share (such price, and all other prices and share numbers included in this response letter, presented on a post-Reverse Stock Split basis), which was an amount that was below what then was actually determined by the Company to have been the estimated fair market value of the underlying shares of common stock, which was $26.00 per share.1 Under the Company’s 2022 Equity Incentive Plan (the “2022 Plan”), the Board may only award stock options with an exercise price equal to or greater than the fair market value of the underlying common stock on the date of grant. Upon discovering this administrative error, the Company increased the exercise prices of the 2022 Option Awards from $13.00 per share to $26.00 per share in accordance with the terms of the 2022 Plan and the Board’s authorization for such grants.

1 Because there had been no public market for the Company’s common stock at the time the 2022 Option Awards were granted, the Company determined the fair market value at the time of grant based upon the voluntary conversion in late February 2022 of a senior secured convertible promissory note into shares of common stock at the embedded conversion price of $26.00 per share, and such valuation was used in calculating the stock-based compensation expense for the 2022 Option Awards.

Securities and Exchange Commission

July 17, 2023

In furtherance of the foregoing, the Company, in consultation with its financial advisors and its independent registered public accounting firm, also evaluated the impact of the administrative error on the Company’s historical financial statements in accordance with Financial Accounting Standards Board Accounting Standard Codification Topic 718. Following the evaluation, the Company determined that the administrative error, and its subsequent corrective action to increase the exercise prices of the 2022 Option Awards from $13.00 per share to $26.00 per share, did not and will not have a material impact on the Company’s financial statements, as evidenced by the following factors, among others:

●	The administrative error caused the total amount of stock-based compensation expense recognized by the Company in its historical financial statements to date to be overstated by less than $7,200 in the aggregate. Specifically, the Company determined that it overstated the amount of stock-based compensation expense reported in the (i) fiscal year ended October 31, 2022 (“Fiscal Year 2022”) by approximately $5,200 and (ii) six months ended April 30, 2023 by approximately $2,000. For context, the Company’s total Selling, General and Administrative expenses were approximately $7.6 million in Fiscal Year 2022 and approximately $3.0 million in the six months ended April 30, 2023.

●	The administrative error caused the Company to determine the total grant date fair value of the 2022 Option Awards to be $5,304,611, rather than the correct amount of $5,284,655, a difference of less than $20,000. While the Company determines this amount as of the grant date using the Black-Scholes option pricing model, this amount is recognized as stock-based compensation expense over the applicable vesting periods on a straight-line basis (three or, with respect to the July 2022 stock option grant, four years in the case of the 2022 Option Awards based on the annual vesting terms contained in each of such awards), rather than all at once on the applicable grant date. Accordingly, as of the date of this letter, a significant portion of this amount has not yet been recognized by the Company in its historical financial statements.

Because the impact of the administrative error and related corrective action on the Company’s historical financial statements was not and is not material to the Company, including from a quantitative basis in accordance with applicable Staff guidance such as Staff Accounting Bulletin: No. 99 – Materiality, the Company intends to adjust for the exercise price increases prospectively in its future financial statements. Additional information describing applicable accounting treatment, including a further description and quantification of the amounts involved, and responding to various other portions of the Staff’s comment letter, is provided below.

Securities and Exchange Commission

July 17, 2023

“Tell us why your response to comment nine from our letter to the Company dated October 6, 2022 and the Recent Sales of Unregistered Securities section on page 172 do not address the modifications made to these option grants.”

In connection with the filing of Amendment No. 4, the Company respectfully advises the Staff that the Company considered whether the administrative error, and subsequent increases to the exercise prices of the 2022 Option Awards from $13.00 per share to $26.00 per share, would be relevant or material on a qualitative basis such that additional disclosures should be added to the Registration Statement, including in the section titled “Recent Sales of Unregistered Securities.” Except as otherwise elsewhere disclosed in the Registration Statement, including in the “Risk Factors” section of the prospectus forming a part of the Registration Statement, the Company did not believe that additional disclosures would be relevant or material to a reasonable investor in making an investment decision for a variety of reasons, including:

●	The immaterial impact on the Company’s financial statements, including the fact that stock-based compensation expense has been overstated (rather than understated) by less than $7,200 in the aggregate, as a result of the administrative error;

●	The nature of the administrative error itself, including the fact that, although the incorrect option exercise price was used, the Company utilized the correct fair market value of its common stock in calculating the total grant date fair value of the 2022 Option Awards; and

●	The nature of the corrective actions taken by the Company, which consisted of increasing (rather than decreasing) the option exercise prices from $13.00 per share to $26.00 per share in accordance with the terms of the 2022 Plan and the Board’s authorization for such grants.

Similarly, for the reasons described above, the Company did not believe that the error, and subsequent increases to the exercise prices of the 2022 Option Awards, would be relevant to the Staff in considering the Company’s response to comment nine from its letter to the Company dated October 6, 2022.

While the Company continues to believe it has a reasonable basis for its determination that additional disclosure in the Registration Statement concerning the administrative error and the corrective action were not necessary, the Company has nevertheless complied with this Staff comment by supplementing its disclosures in the “Recent Sales of Unregistered Securities” section of the Amendment.

Securities and Exchange Commission

July 17, 2023

“Tell us the nature of the modification and how it was accounted for, including quantification of the amounts involved.”

March 2022 Grants

On March 1, 2022, the Company granted (i) a stock option to an employee to acquire up to 6,730 shares of common stock, and (ii) a stock option to a consultant of the Company to acquire up to 6,730 shares of common stock. For each grant, the stock options vested with respect to 1,153 shares on the grant date and the remainder were scheduled to vest in three equal annual installments on March 1, 2023, March 1, 2024 and March 1, 2025. The options are exercisable for 10 years from the grant date. As of the date of this letter, none of the vested options have been exercised.

As a result of an administrative error that caused these options to be incorrectly documented and initially recorded by the Company with an exercise price per share of $13.00, the Company initially determined the grant date fair value of each option award to be $173,504 (calculated as of the grant date using the Black-Scholes option pricing model2), of which the Company recognized stock-based compensation expense for each option award of (i) $53,038 in Fiscal Year 2022, and (ii) $23,295 in the six months ended April 30, 2023. The remaining unrecognized amount of $97,171 as of April 30, 2023 for each option award was to be recognized over the remaining vesting periods.

Upon discovery of the administrative error, the Company recalculated the grant date fair value of each option grant using the Black-Scholes option pricing model as of the grant date using the corrected option exercise price of $26.00.3 In consultation with its financial advisors and its independent registered public accounting firm, the Company determined that the actual grant date fair value of each option award was $172,862 (a difference of $642), of which the Company should have recognized stock-based compensation expense for each option award of (i) $52,842 in Fiscal Year 2022 (resulting in an overstatement of $197 for this period), and (ii) $23,208 in the six months ended April 30, 2023 (resulting in an overstatement of $87 for this period).

July 2022 Grant

On July 6, 2022, the Company granted a stock option to acquire up to 192,307 shares of common stock in connection with the appointment of a new Chief Executive Officer of the Company. The option became immediately exercisable for 38,461 shares and the remainder were scheduled to vest in four equal annual installments on July 6, 2023, July 6, 2024, July 6, 2025 and July 6, 2026. The option is exercisable for 10 years from the grant date. As of the date of this letter, none of the vested options have been exercised.

2 As further described in the Amendment, stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. The Company estimates the fair value of equity awards using the Black-Scholes option pricing model as of the grant date. Estimating the fair value of equity awards as of the grant date using the Black-Scholes option pricing model is affected by numerous inputs, including the estimated fair value of the underlying common stock on the date of grant, the risk-free interest rate, the expected stock price volatility, the expected dividend yield, and the terms of the option awards, including the exercise price.

3 Importantly, with the exception of the increase in the option exercise price, none of the other inputs or assumptions in the Black-Scholes option pricing model needed to be changed when recalculating.

Securities and Exchange Commission

July 17, 2023

As a result of an administrative error that caused the option to be incorrectly documented and initially recorded by the Company with an exercise price per share of $13.00, the Company initially determined the grant date fair value of each option grant to be $4,957,603 (calculated as of the grant date using the Black-Scholes option pricing model), of which the Company recognized stock-based compensation expense of (i) $1,311,699 in Fiscal Year 2022, and (ii) $475,103 in the six months ended April 30, 2023. The remaining unrecognized amount of $3,170,801 as of April 30, 2023 was to be recognized over the remaining vesting periods.

Upon discovery of the administrative error, the Company recalculated the grant date fair value of this option grant using the Black-Scholes option pricing model as of the grant date using the corrected option exercise price of $26.00.4 In consultation with its financial advisors and its independent registered public accounting firm, the Company determined that the actual grant date fair value for this option award was $4,939,111 (a difference of $18,492), of which the Company should have recognized stock-based compensation expense of (i) $1,306,859 in Fiscal Year 2022 (resulting in an overstatement of $4,840 for this period), and (ii) $473,350 in the six months ended April 30, 2023 (resulting in an overstatement of $1,753 for this period).

Conclusion

Given the immaterial amount of the overstatements described above, these immaterial overstatements will be accounted for prospectively in the Company’s future financial statements. The corrected grant date fair value for each option award that remains unrecognized will be recognized by the Company over the remaining vesting period.

“Revise your discussion of relative fair values used in valuing your common stock for stock compensation purposes on page 78 to provide quantification of the amounts involved, including the per share valuations used as well as the amount of compensation expense recorded during the periods presented.”

The Company has complied with this Staff comment by supplementing its disclosure on page 78 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Three Months Ended April 30, 2023 to the Three Months Ended April 30, 2022, page 69

3.	You disclose on page 70 that research and development product sales decreased by $409,782 or 84% for the three months ended April 30, 2023 compared to the prior period. You also disclose that sales of AlloRx Stem Cells decreased by $225,279 or 58% for the same periods. Revise this section as well as your section covering the six month periods ended April 30, 2023 and 2022 to more clearly identify the underlying reasons and trends that led to the diminished sales volumes you experienced.

RESPONSE: The Company has complied with this Staff comment by supplementing its disclosures on pages 70 and 72 of the Amendment to more clearly identify the underlying reasons and trends that led to the diminished sales volumes in the applicable periods.

* * *

4 Importantly, with the exception of the increase in the option exercise price, none of the other inputs or assumptions used when calculating the grant date fair value using the Black-Scholes option pricing model needed to be changed when recalculating.

Securities and Exchange Commission

July 17, 2023

The Company requests that the Staff contact it as soon as reasonably practicable with any additional comments it may have in order that those comments may expeditiously be addressed. If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (303) 583-8235 or by email at sberdan@polsinelli.com.

Sincerely,

/s/ Scott A. Berdan

Scott A. Berdan
of POLSINELLI PC

cc:	Christopher Furman, Chief Executive Officer, Vitro Biopharma, Inc.
Nathan Haas, Chief Financial Officer, Vitro Biopharma, Inc.
Tyler L. Weigel, Shareholder, Polsinelli PC
Blank Rome LLP
Malone Bailey, LLP